August 4, 2008

Sent Via Federal Express;

Also Submitted Electronically

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Cecilia Blye, Chief, Office of Global Security Risk
Mr. Pradip Bhaumik, Attorney-Advisor

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2007
File No. 001-05647

Dear Ms. Blye and Mr. Bhaumik:

We received and have carefully reviewed your letter of July 8, 2008, which furnished us with a comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. The following is our response to the comment in your letter of July 8, 2008. We have organized our response so that it appears in the format that you used in your July 8 letter. For your convenience, we have included the text of your comment as well as the Company’s response.

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Form 10-K for the year ended December 31, 2007

General

1.

Comment: You state on Page 4 of your Form 10-K that your “products are sold directly to retailers and wholesalers in most…Latin American, and Asian countries… and through agents and distributors in those countries where Mattel has no direct presence.” If any of these countries include Cuba, Syria, Iran, and Sudan, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls, please advise. We note that your Form 10-K does not include disclosure regarding any contacts with these countries. If applicable, please describe to us the nature and extent of your past, current, and anticipated contact with Cuba, Syria, Iran, and Sudan, if any, whether through direct or indirect

Securities and Exchange Commission

August 4, 2008

arrangements. Your response should describe in reasonable detail any products you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.

Response:

Mattel does not sell its products directly to retailers or wholesalers in Cuba, Syria, Iran or Sudan; Mattel does not have agents or distributors for its products in these countries; and Mattel’s management is not aware of any distribution or indirect sales of Mattel’s products in these countries. Mattel licenses some of its trademarks and other intellectual property to third party licensees for use in the third party licensees’ products in certain territories; none of Mattel’s third party licensees are located in Cuba, Syria, Iran or Sudan.

Mattel routinely takes actions to protect its intellectual property in many countries throughout the world, including Cuba, Syria, Iran and Sudan. From time to time, Mattel uses local trademark agent firms in these countries to assist with the registration and maintenance of various trademarks.

We believe the preceding statements address your comment regarding Mattel’s contact with Cuba, Syria, Iran and Sudan. Like other multinational companies, Mattel does business with many other third parties around the world, and these other third parties may themselves have business contacts with Cuba, Syria, Iran or Sudan. To our knowledge, the only other arrangements with third parties in which Mattel has an indication of possible activities by the third parties in these countries are licensing arrangements. Certain of Mattel’s licensees have authorized territories that include a number of countries in the Middle East, including Syria. A few of those licensees have reported very small volumes of sales of their products in Syria, and have paid de minimis amounts of royalties to Mattel with respect to those sales. Neither Mattel, nor any Mattel subsidiary or affiliate, is involved in any of those licensee sales to Syria, however.

We believe that the foregoing is immaterial information from both a quantitative and a qualitative perspective, and we do not believe this is the kind of information that could reasonably be expected to be considered important by investors.

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Securities and Exchange Commission

August 4, 2008

In connection with our response to your comments on our filings, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have also submitted this letter in electronic form, under the label “corresp.” Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr

Kevin M. Farr

Chief Financial Officer

cc:	Robert A. Eckert, Chairman and Chief Executive Officer
Robert Normile, Senior Vice President, General Counsel and Secretary